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                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

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                                                               SEC FILE NUMBER
                                                                    0-22993
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                          NOTIFICATION OF LATE FILING

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                                                                 CUSIP NUMBER

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(Check One):
 [X] Form 10-K and Form 10-KSB    [ ] Form 20-F
 [ ] Form 11-K                    [ ] Form 10-Q and Form 10-QSB
 [ ] Form N-SAR

 For period Ended: December 31, 1999
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 [  ] Transition Report on Form 10-K
 [  ] Transition Report on Form 20-F
 [  ] Transition Report on Form 11-K
 [  ] Transition Report on Form 10-Q
 [  ] Transition Report on Form N-SAR

      For the Transition Period Ended:
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     Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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     Part 1 - Registrant information
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     Full Name of Registrant
     INDUS INTERNATIONAL, INC.

     Full Name if Applicable

     Address of Principal Executive Office (Street and Number)
     60 SPEAR STREET
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     City, Sate and Zip Code
     SAN FRANCISCO, CALIFORNIA, 94105

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     Part II - Rules 12b-25 (b) and (c)

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     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [XX] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [XX] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12-b-25(c) has been attached if applicable.

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Part III - Narrative

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State below in reasonable detail the reasons why Form 10-K and form 10-KSB, 20-
F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

                                                 (Attach Extra Sheets if Needed)

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In January 2000, Indus International, Inc. (the "Company") experienced extensive changes to its senior management team, including the departure of its Chief Executive Officer and Chief Administrative Officer. Subsequently, the new members of the senior management team discovered the need for the Company to restate its financial statements for the third quarter ended September 30, 1999. The investigation and preparation of this restatement of third quarter financial results consumed the resources of the Company's management and caused a substantial delay in the Company's preparation of its Annual Report on Form 10-K and release of its final results of operations for 1999.

As a result of the aforementioned events, the Company has determined that it needs an additional period of time not to exceed the fifteenth calendar day following the prescribed due date of March 30, 2000, to prepare and file its Form 10-K.

     Part IV - Other Information

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     (1)  Name and telephone number of person to contact in regard to this notification


   HENRY C. MONTGOMERY                   (415)                 904-4916
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      (Name)                           (Area Code)        (Telephone number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                          [X] Yes      [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          [ ] Yes       [X] No

INDUS INTERNATIONAL, INC.

 ................................................................................
               (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:      March 31, 2000       By:             /s/ Henry C. Montgomery
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                                                   (Henry C. Montgomery)
                                                Acting Executive Vice President
                                                and Chief Financial and

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                                                Administrative Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                   ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).



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